

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Sheamus Toal
Executive Vice President and CFO
New York & Company, Inc.
450 West 33rd Street, 5th Floor,
New York, New York

> **Re: New York & Company, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed April 6, 2010**
> **File No. 001-32315**

Dear Mr. Toal:

　　We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director